Free Writing Prospectus (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated March 1, 2010)	Filed Pursuant to Rule 433 Registration No. 333-145845 March 1, 2010

$ Variable Coupon Principal Protected Notes due March 4, 2015 Linked to an Equally Weighted Basket of 15 Common Stocks Global Medium-Term Notes, Series A E-4579

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa3‡)

Basket Initial Valuation Date:	March 1, 2010

Issue Date:	March 4, 2010

Final Valuation Date:	February 27, 2015*

Maturity Date:	March 4, 2015* (resulting in a term to maturity of approximately 5 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Reference Asset:	A basket (the “Basket”) consisting of 15 common stocks or American depositary shares (each, a “Basket Stock” and collectively, the “Basket Stocks”). The Basket Stocks and the Bloomberg ticker symbol, the Stock Weighting and the Initial Share Price of each Basket Stock are set forth under “The Basket” on page FWP-3 of this free writing prospectus.

Coupon Rate:	The Coupon Rate for each Coupon Payment Date will be a percentage equal to the arithmetic average of the Stock Performances of Basket Stocks on the applicable Coupon Determination Date, provided, in each case, that the Coupon Rate will not be less than 0%.

Return Floor:	-35.00%

Coupon Payment:	The Coupon Payment per $1,000 principal amount Note payable on each Coupon Payment Date will equal $1,000 × Coupon Rate.

Payment at Maturity:	At maturity, you will receive a cash payment for each $1,000 principal amount Note of $1,000 (plus the final Coupon Payment, if any).

Coupon Payment Dates*:	The third business day after each Coupon Determination Date.

Coupon Determination Dates*:	March 1, 2011, March 1, 2012, March 1, 2013, March 1, 2014, and Feb 27, 2015

Return Cap:	10.70%

Stock Performance:

The Stock Performance for a Basket Stock on any Coupon Determination Date will be:

(1) if the Stock Return on such day is greater than or equal to the Return Cap, the Return Cap;

(2) if the Stock Return on such day is less than the Return Cap and greater than the Return Floor, the Stock Return ; or

(3) If the Stock Return on such day is less than or equal to the Return Floor, the Return Floor.

Stock Return:	With respect to each Basket Stock, on any Coupon Determination Date, a percentage equal to: Final Share Price – Initial Share Price Initial Share Price

Initial Share Price:	With respect to each Basket Stock, the closing price of one share of such Basket Stock on the Basket Initial Valuation Date.

Final Share Price:	With respect to each Basket Stock, the closing price of one share of such Basket Stock on the applicable Coupon Determination Date.

CUSIP/ISIN:	06740JN71 and US06740JN710

‡

The Global Medium-Term Notes Program, Series A, is rated AA- by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Global Medium-Term Notes Program, Series A, is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-8 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡‡‡	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

‡‡‡‡	Barclays Capital Inc. will receive commissions from the Issuer equal to [TBD]% of the principal amount of the notes, or [$TBD] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated March 1, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Global Medium-Term Notes Program, Series A (the “Program”). The Program is rated AA- by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. An AA- rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Global Medium-Term Notes Program, Series A, is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities

FWP–2

The Basket

The Basket Stocks, Bloomberg ticker symbol, the Stock Weighting and the Initial Share Price of each Basket Stock are set forth below:

Ticker Symbol	Basket Stock	Exchange	Stock Weighting	Initial Share Price
Bloomberg ticker symbol “RIMM<Equity>”	Research In Motion Limited	Nasdaq	1/15	$[—]
Bloomberg ticker symbol “AAPL<Equity>”	Apple Inc.	Nasdaq	1/15	$[—]
Bloomberg ticker symbol “FLR<Equity>”	Fluor Corporation	NYSE	1/15	$[—]
Bloomberg ticker symbol “GLW<Equity>”	Corning Incorporated	NYSE	1/15	$[—]
Bloomberg ticker symbol “SJM<Equity>”	The J. M. Smucker Company	NYSE	1/15	$[—]
Bloomberg ticker symbol “UMPQ<Equity>”	Umpqua Holdings Corporation	Nasdaq	1/15	$[—]
Bloomberg ticker symbol “PG <Equity>”	The Procter & Gamble Company	NYSE	1/15	$[—]
Bloomberg ticker symbol “SAP<Equity>”	SAP AG	NYSE	1/15	$[—]
Bloomberg ticker symbol “BIDU<Equity>”	Baidu, Inc.	Nasdaq	1/15	$[—]
Bloomberg ticker symbol “CHL<Equity>”	China Mobile Limited	NYSE	1/15	$[—]
Bloomberg ticker symbol “IBN<Equity>”	ICICI Bank Limited	NYSE	1/15	$[—]
Bloomberg ticker symbol “INFY<Equity>”	Infosys Technologies Limited	Nasdaq	1/15	$[—]
Bloomberg ticker symbol “WIT<Equity>”	Wipro Limited	NYSE	1/15	$[—]
Bloomberg ticker symbol “AZN<Equity>”	AstraZeneca PLC	NYSE	1/15	$[—]
Bloomberg ticker symbol “TTM<Equity>”	Tata Motors Limited	NYSE	1/15	$[—]

Hypothetical Examples

The following examples illustrate the payments on the Notes assuming an initial investment of $1,000, hypothetical Coupon Rates for applicable Coupon Payment Dates and hypothetical initial and final share prices of the basket stocks.

Example 1: In this case, as of each Coupon Determination Date, the Final Share Price of each Basket Stock has increased from the Initial Share Price. In certain years the Stock Return of certain Basket Stocks has exceeded the Return Cap.

FWP–3

Table of Hypothetical Basket Stock Performances:

		Final Share Price
Basket Stock	Initial Share Price	Year 1	Year 2	Year 3	Year 4	Year 5
RIMM	$70.88	$78.82	$79.17	$79.53	$80.59	$79.88
AAPL	$204.62	$227.54	$228.56	$229.58	$232.65	$230.61
FLR	$42.80	$47.59	$47.81	$48.02	$48.66	$48.24
GLW	$17.63	$19.60	$19.69	$19.78	$20.05	$19.87
SJM	$59.68	$66.36	$66.66	$66.96	$67.86	$67.26
UMPQ	$12.48	$13.88	$13.94	$14.00	$14.19	$14.06
PG	$63.28	$70.37	$70.68	$71.00	$71.95	$71.32
SAP	$44.58	$49.57	$49.80	$50.02	$50.69	$50.24
BIDU	$518.68	$576.77	$579.37	$581.96	$589.74	$584.55
CHL	$49.43	$54.97	$55.21	$55.46	$56.20	$55.71
IBN	$38.25	$42.53	$42.73	$42.92	$43.49	$43.11
INFY	$56.90	$63.27	$63.56	$63.84	$64.70	$64.13
WIT	$21.62	$24.04	$24.15	$24.26	$24.58	$24.37
AZN	$44.12	$49.06	$49.28	$49.50	$50.16	$49.72
TTM	$16.18	$17.99	$18.07	$18.15	$18.40	$18.23

		Stock Performance (maximum set at the Return Cap and subject to the Return Floor)
Basket Stock	Initial Share Price	Year 1	Year 2	Year 3	Year 4	Year 5
RIMM	$70.88	10.70%	10.70%	10.70%	10.70%	10.70%
AAPL	$204.62	10.70%	10.70%	10.70%	10.70%	10.70%
FLR	$42.80	10.70%	10.70%	10.70%	10.70%	10.70%
GLW	$17.63	10.70%	10.70%	10.70%	10.70%	10.70%
SJM	$59.68	10.70%	10.70%	10.70%	10.70%	10.70%
UMPQ	$12.48	10.70%	10.70%	10.70%	10.70%	10.70%
PG	$63.28	10.70%	10.70%	10.70%	10.70%	10.70%
SAP	$44.58	10.70%	10.70%	10.70%	10.70%	10.70%
BIDU	$518.68	10.70%	10.70%	10.70%	10.70%	10.70%
CHL	$49.43	10.70%	10.70%	10.70%	10.70%	10.70%
IBN	$38.25	10.70%	10.70%	10.70%	10.70%	10.70%
INFY	$56.90	10.70%	10.70%	10.70%	10.70%	10.70%
WIT	$21.62	10.70%	10.70%	10.70%	10.70%	10.70%
AZN	$44.12	10.70%	10.70%	10.70%	10.70%	10.70%
TTM	$16.18	10.70%	10.70%	10.70%	10.70%	10.70%
Average of Capped Performances:		10.70%	10.70%	10.70%	10.70%	10.70%
Coupon Floor:		0.00%	0.00%	0.00%	0.00%	0.00%
Annual Coupon:		10.70%	10.70%	10.70%	10.70%	10.70%

Calculate the return on the Notes:

Because the stock return of each basket stock is greater than the return cap of 10.70% as of each Coupon Determination Date, the Coupon payment on each Coupon Payment Date is equal to (a) the principal amount of the Notes multiplied by (b) the Return Cap, calculated as follows:

($1,000 × the Return Cap)= ($1,000 × 10.70%) = $107.00

Therefore, the total coupon payments on per $1,000 principal amount Note would be $107.00, representing a 10.70% annual return on investment over the term of the Notes.

Example 2: In this case, on any Coupon Determination Date, the Final Share Prices of some of the Basket Stocks have decreased from Initial Share Prices, while the Final Share Prices of some of the Basket Stocks have increased. In certain years the Stock Return of certain Basket Stocks has exceeded the Return Cap or has fallen below the Return Floor.

FWP–4

Table of Hypothetical Basket Stock Performances:

		Final Share Price
Basket Stock	Initial Share Price	Year 1	Year 2	Year 3	Year 4	Year 5
RIMM	$70.88	$74.42	$45.08	$75.13	$78.89	$75.84
AAPL	$204.62	$212.80	$130.14	$218.94	$227.74	$192.34
FLR	$42.80	$38.95	$27.22	$45.37	$47.64	$44.94
GLW	$17.63	$18.16	$11.21	$17.28	$19.62	$18.16
SJM	$59.68	$65.05	$37.96	$63.26	$66.42	$59.68
UMPQ	$12.48	$11.48	$7.94	$13.60	$13.89	$13.35
PG	$63.28	$57.58	$40.25	$58.85	$70.43	$58.22
SAP	$44.58	$47.25	$28.35	$43.24	$49.62	$46.81
BIDU	$518.68	$477.19	$329.88	$549.80	$577.29	$554.99
CHL	$49.43	$45.48	$31.44	$52.89	$55.02	$52.89
IBN	$38.25	$40.16	$24.33	$40.55	$42.57	$40.93
INFY	$56.90	$59.18	$36.19	$60.88	$63.33	$53.49
WIT	$21.62	$19.67	$13.75	$22.92	$24.06	$22.70
AZN	$44.12	$45.44	$28.06	$43.24	$49.11	$45.44
TTM	$16.18	$17.64	$10.29	$17.15	$18.01	$16.18

		Stock Performance (maximum set at the Return Cap and subject to the Return Floor )
Basket Stock	Initial Share Price	Year 1	Year 2	Year 3	Year 4	Year 5
RIMM	$70.88	5.00%	-35.00%	6.00%	10.70%	7.00%
AAPL	$204.62	4.00%	-35.00%	7.00%	10.70%	-6.00%
FLR	$42.80	-9.00%	-35.00%	6.00%	10.70%	5.00%
GLW	$17.63	3.00%	-35.00%	-2.00%	10.70%	3.00%
SJM	$59.68	9.00%	-35.00%	6.00%	10.70%	0.00%
UMPQ	$12.48	-8.00%	-35.00%	9.00%	10.70%	7.00%
PG	$63.28	-9.00%	-35.00%	-7.00%	10.70%	-8.00%
SAP	$44.58	6.00%	-35.00%	-3.00%	10.70%	5.00%
BIDU	$518.68	-8.00%	-35.00%	6.00%	10.70%	7.00%
CHL	$49.43	-8.00%	-35.00%	7.00%	10.70%	7.00%
IBN	$38.25	5.00%	-35.00%	6.00%	10.70%	7.00%
INFY	$56.90	4.00%	-35.00%	7.00%	10.70%	-6.00%
WIT	$21.62	-9.00%	-35.00%	6.00%	10.70%	5.00%
AZN	$44.12	3.00%	-35.00%	-2.00%	10.70%	3.00%
TTM	$16.18	9.00%	-35.00%	6.00%	10.70%	0.00%
Average of Capped Performances:		-0.20%	-35.00%	3.87%	10.70%	2.40%
Coupon Floor:		0.00%	0.00%	0.00%	0.00%	0.00%
Annual Coupon:		0.00%	0.00%	3.87%	10.70%	2.40%

Calculate the return on the Notes:

Because the average stock performances in year one and two are less than 0% and the Coupon Rate may not be less than 0%, the Coupon payments for year one and two will be equal to zero. The coupon payment for year three, four and five will be calculated as follows:

Year Three: ($1,000 × Average Stock Performance) = ($1,000 × 3.87%) = $38.70

Year Four: ($1,000 × Return Cap) = ($1,000 × 10.70%) = $107.00

Year Five: ($1,000 × Average Stock Performance) = ($1,000 × 2.40%) = $24.00

Therefore, the total coupon payment on the Note is $169.70 per $1,000 principal amount Note, representing a 16.97% return on investment over the term of the Notes.

Example 3: In this case, as of each Coupon Determination Date, the Final Share Price of each Basket Stock has decreased from the Initial Share Price and the average stock performance is less than zero.

FWP–5

Table of Hypothetical Basket Stock Performances:

		Final Share Price
Basket Stock	Initial Share Price	Year 1	Year 2	Year 3	Year 4	Year 5
RIMM	$70.88	$69.46	$42.53	$66.63	$67.34	$68.75
AAPL	$204.62	$194.39	$122.77	$196.44	$200.53	$202.57
FLR	$42.80	$39.80	$25.68	$41.94	$42.37	$41.94
GLW	$17.63	$17.10	$10.58	$17.63	$16.75	$17.28
SJM	$59.68	$56.70	$35.81	$59.08	$56.70	$59.08
UMPQ	$12.48	$12.36	$7.49	$12.23	$12.23	$12.36
PG	$63.28	$61.38	$37.97	$61.38	$62.65	$62.01
SAP	$44.58	$43.24	$26.75	$44.58	$44.13	$43.69
BIDU	$518.68	$508.31	$311.21	$492.75	$508.31	$508.31
CHL	$49.43	$48.44	$29.66	$46.96	$48.44	$48.44
IBN	$38.25	$37.49	$22.95	$35.96	$36.34	$37.10
INFY	$56.90	$54.06	$34.14	$54.62	$55.76	$56.33
WIT	$21.62	$20.11	$12.97	$21.19	$21.40	$21.19
AZN	$44.12	$42.80	$26.47	$44.12	$41.91	$43.24
TTM	$16.18	$15.37	$9.71	$16.02	$15.37	$16.02

		Stock Performance (maximum set at the Return Cap and subject to the Return Floor)
Basket Stock	Initial Share Price	Year 1	Year 2	Year 3	Year 4	Year 5
RIMM	$70.88	-2.00%	-35.00%	-6.00%	-5.00%	-3.00%
AAPL	$204.62	-5.00%	-35.00%	-4.00%	-2.00%	-1.00%
FLR	$42.80	-7.00%	-35.00%	-2.00%	-1.00%	-2.00%
GLW	$17.63	-3.00%	-35.00%	0.00%	-5.00%	-2.00%
SJM	$59.68	-5.00%	-35.00%	-1.00%	-5.00%	-1.00%
UMPQ	$12.48	-1.00%	-35.00%	-2.00%	-2.00%	-1.00%
PG	$63.28	-3.00%	-35.00%	-3.00%	-1.00%	-2.00%
SAP	$44.58	-3.00%	-35.00%	0.00%	-1.00%	-2.00%
BIDU	$518.68	-2.00%	-35.00%	-5.00%	-2.00%	-2.00%
CHL	$49.43	-2.00%	-35.00%	-5.00%	-2.00%	-2.00%
IBN	$38.25	-2.00%	-35.00%	-6.00%	-5.00%	-3.00%
INFY	$56.90	-5.00%	-35.00%	-4.00%	-2.00%	-1.00%
WIT	$21.62	-7.00%	-35.00%	-2.00%	-1.00%	-2.00%
AZN	$44.12	-3.00%	-35.00%	0.00%	-5.00%	-2.00%
TTM	$16.18	-5.00%	-35.00%	-1.00%	-5.00%	-1.00%
Average of Capped Performances:		-3.67%	-35.00%	-2.73%	-2.93%	-1.80%
Coupon Floor:		0.00%	0.00%	0.00%	0.00%	0.00%
Annual Coupon:		0.00%	0.00%	0.00%	0.00%	0.00%

Calculate the return on the Notes:

Because the average stock performance on each Coupon Determination Date is less than 0% and the Coupon Rate may not be less than 0%, the Coupon payment will be equal to zero on each Coupon Payment Date.

Therefore, the total return is 0.00% over the term of the Notes.

FWP–6

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The calculation agent may adjust any variable described in this free writing prospectus, including but not limited to the coupon determination date, the initial share prices, the final share prices and any combination thereof as described in the following sections of the accompanying prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” with respect to the basket stocks and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” with respect with respect to the basket stocks and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket” with respect to the reference asset.

•

Preservation Of Capital At Maturity—You will receive at least 100% of the principal amount of your Notes if you hold the Notes to maturity, regardless of the performance of the Basket Stocks. Because the Notes are our senior unsecured obligations, any Coupon Payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

•

Annual Coupon Payments—The Notes offer the potential to earn annual Coupon Payments with a variable Coupon Rate that is linked to the performance of Basket Stocks. The Coupon Rate is equal to the average Stock Performances of the Basket Stocks, provided that the Coupon Rate will not be less than 0%. For each Basket Stock, the Stock Performance on any Coupon Determination Date will be equal to the lesser of (i) the return cap and (ii) the percentage change of the closing price of one share of such Basket Stock from the Basket Initial Valuation Date to such Coupon Determination Date (the “Stock Return”). The actual return cap on the Notes will be set on the Basket Initial Valuation Date and will not be less than 10.70%. Accordingly, you will receive a Coupon Payment on a Coupon Payment Date if the closing prices of a sufficient number of the Basket Stocks have appreciated from the Basket Initial Valuation Date to the applicable Coupon Determination Date to offset the negative Stock Return of any other Basket Stock.

•

Return Linked to an Equally Weighted Basket of 15 Basket Stocks—The return on the Notes is linked to the performance of an equally weighted basket of 15 common stocks or American depositary shares. These Basket Stocks are the common stocks of RIMM, AAPL, FLR, GLW, SJM, UMPQ, PG, SAP, BIDU, CHL, IBN, INFY, WIT, AZN and TTM.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes should be treated as debt instruments for United States federal income tax purposes, and we believe it is appropriate to treat the Notes as subject to special rules governing contingent payment debt obligations. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such. If you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the payments that are made annually on the Notes, if any (e.g., because payments on the Notes are projected to increase over time). This comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed prior to maturity and are neither a prediction nor a guarantee of what the actual yield will be. In addition to accruing interest income in accordance with the comparable yield and projected payment schedule, you will be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule.

Any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment in respect of the Notes and thereafter would be capital loss.

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Other tax characterizations of your Notes are possible. For example, your Notes could conceivably be treated as variable rate debt instruments, in which case gain or loss from the sale of the Notes could be capital gain or loss. The rules applicable to variable rate debt instruments are discussed further under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the accompanying prospectus supplement. There is no clear authority with regard to whether an instrument with terms such as the Notes can be characterized as a variable rate debt instrument and, under these particular facts, arguments could be made for doing so. Pursuant to the terms of the Notes, however, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as contingent payment debt instruments. You should consult your tax advisor if you have any concerns about this treatment.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield and projected payment schedule for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket stocks. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

•

You May Not Receive Coupon Payments On Your Notes—Your only return on the Notes will be the annual Coupon Payments, if any, that may be paid over the term of the Notes. If the closing prices of one or more of the Basket Stocks have declined from the Basket Initial Valuation Date to the applicable Coupon Determination Date, resulting in negative Stock Returns for such Basket Stocks, any such negative Stock Returns could offset entirely the positive contribution to the Coupon Rate from any other Basket Stocks that have positive Stock Returns. Under these circumstances, the Coupon Rate will be equal to 0% and no Coupon Payment will be made on the applicable Coupon Payment Date. If the Coupon Rate is 0% for each of the Coupon Payment Dates, you will not receive any Coupon Payment over the term of the Notes. At maturity, you will receive a cash payment equal to $1,000 per $1,000 principal amount Note.

•

Limited Return On The Notes—The appreciation potential of the Notes is limited by the Return Cap. On each Coupon Determination Date, even if one or more of the Stock Returns is greater than the Return Cap, the Stock Performances for those Basket Stocks and therefore the Coupon Rate will not exceed the Return Cap. Accordingly, your return on each Coupon Payment Date will be limited, regardless of the actual appreciation of the closing prices of the Basket Stocks, which may be significant. The actual return cap on the Notes will be set on the initial valuation date and will not be less than 10.70%.

•

Changes In The Closing Prices Of The Basket Stocks May Offset Each Other—The Notes are linked to an equally weighted Basket consisting of 15 Basket Stocks or American depositary shares. Price movements in the Basket Stocks may change such that the Stock Returns for the Basket Stocks on any Coupon Determination Date may not correlate with each other. At a time when the closing prices of one or more of the Basket Stocks increases, the closing prices of the other Basket Stocks may not increase as much or may even decline. Therefore, in calculating the Coupon Rate for any Coupon Payment Date, any positive contribution from a Basket Stock with a positive Stock Return may be moderated, or more than offset, by declines in the closing prices of the other Basket Stocks. There can be no assurance that the Final Share Price for any Basket Stock will be higher than its Initial Share Price on any Coupon Determination Date.

•

Correlation Of Performances Among The Basket Stocks May Reduce The Performance Of The Notes—Performances among the Basket Stocks may become highly correlated from time to time during the term of the Notes, including, but not limited to, a period in which there is a substantial decline in the primary securities markets for the Basket Stocks. High correlation during periods of negative Stock Returns among the Basket Stocks could cause the Coupon Payments to be zero and adversely affect the market value of the Notes.

•

Exchange Rate Risk—Because American depositary shares are denominated in U.S. dollars but represent foreign equity securities that are denominated in a foreign currency, changes in currency exchange rates may negatively impact the value of the American depositary shares. The value of the foreign currency may be subject to a high

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degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. Therefore, exposure to exchange rate risk may result in reduced returns for Notes linked to American depositary shares.

•

The Notes linked to American depositary shares are Subject to Risks Associated with Foreign Securities Markets—Because foreign equity securities underlying the American depositary shares may be publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the Notes linked to American depositary shares involve particular risks. For example, the foreign securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies. Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

•

No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Basket Stocks would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The Notes will be reported as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Accordingly, if you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income over the term of the Notes based on the comparable yield and the projected payment schedule for the Notes. This comparable yield and projected payment schedule is determined solely to calculate the amounts you will be taxed on prior to maturity and is neither a prediction nor a guarantee of what the actual yield or payments will be. It is possible that you may be required to pay taxes on an amount of ordinary income prior to the receipt of the payments to which such income relates. For example, this timing mismatch may arise if projected payments on the Notes increase over the term of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the basket on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Basket Stocks;

•	the time to maturity of the Notes;

•	the dividend rate on the Basket Stocks;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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The Basket Stocks

We urge you to read “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information” in the prospectus supplement. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a linked share can be located by reference to the relevant basket stock SEC file number specified below.

The summary information below regarding the companies issuing the basket stocks comes from the issuers’ respective SEC filings and has not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuers of the basket stocks with the SEC. You are urged to refer to the SEC filings made by the relevant issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

Research In Motion Limited

According to publicly available information, Research In Motion Limited (the “Company”) is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, the Company provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. The Company’s technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data.

The Company’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and, as of February 28, 2009, include the BlackBerry wireless platform, the RIM Wireless Handhelds™ product line, software development tools, radio-modems and other hardware and software. Founded in 1984 and based in Waterloo, Ontario, the Company operates offices in North America, Europe and Asia Pacific

The linked share’s SEC file number is: 0-29898.

Historical Performance of the Common Stock of Research In Motion Limited

The following graph sets forth the historical performance of the common stock of Research In Motion Limited. based on the daily closing price from January 3, 2003 through February 26, 2010. The closing price on February 26, 2010 was $70.88. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Apple Inc.

According to publicly available information, Apple Inc. (the “Company”) designs, manufactures, and markets personal computers, portable digital music players, and mobile communication devices and sells a variety of related software, services, peripherals, and networking solutions. The Company sells its products worldwide through its online stores, its retail stores, its direct sales force, and third-party wholesalers, resellers, and value-added resellers. In addition, the Company sells a variety of third-party Macintosh® (“Mac”), iPod® and iPhone™ compatible products, including application software, printers, storage devices, speakers, headphones, and various other accessories and peripherals through its online and retail stores, and digital content through the iTunes Store®. The Company sells to consumer, small and mid-sized business (“SMB”), education, enterprise, government, and creative customers. The Company is a California corporation founded in 1977.

At the end of fiscal 2009, the Company had opened a total of 273 retail stores, including 217 stores in the U.S. and a total of 56 stores internationally. The Company has typically located its stores at high-traffic locations in quality shopping malls and urban shopping districts.

The linked share’s SEC file number is 0-10030.

Historical Performance of the Common Stock of Apple Inc.

The following graph sets forth the historical performance of the common stock of Apple Inc. based on the daily closing price from January 3, 2003 through February 26, 2010. The closing price on February 26, 2010 was $204.62. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Fluor Corporation

According to publicly available information, Fluor Corporation (the “Company”) was incorporated in Delaware on September 11, 2000. The Company’s principal executive offices are located at 6700 Las Colinas Boulevard, Irving, Texas 75039. The Company is a holding company that owns the stock of a number of subsidiaries. The Company provides engineering, procurement, construction and maintenance and project management services on a global basis.

As of December 31, 2009, the Company has a total of 36,152 employees.

The linked share’s SEC file number is 001-16129.

Historical Performance of the Common Stock of Fluor Corporation

The following graph sets forth the historical performance of the common stock of Fluor Corporation based on the daily closing price from January 3, 2003 through February 26, 2010. The closing price on February 26, 2010 was $42.80. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Corning Incorporated

According to publicly available information, Corning Incorporated (the “Company”) traces its origins to a glass business established in 1851. The present corporation was incorporated in the State of New York in December 1936, and its name was changed from Corning Glass Works to Corning Incorporated on April 28, 1989. The Company is a global, technology-based corporation that operates in five reportable business segments: Display Technologies, Telecommunications, Environmental Technologies, Specialty Materials and Life Sciences. As of December 31, 2009, the Company manufactures and processes products at more than 60 plants in 13 countries. The Display Technologies segment manufactures glass substrates for active matrix liquid crystal displays (“LCDs”), that are used primarily in notebook computers, flat panel desktop monitors, and LCD televisions. The Telecommunications segment produces optical fiber and cable, and hardware and equipment products for the worldwide telecommunications industry. The Company’s environmental products include ceramic technologies and solutions for emissions and pollution control in mobile and stationary applications around the world, including gasoline and diesel substrate and filter products. Life Sciences laboratory products include microplate products, coated slides, filter plates for genomics sample preparation, plastic cell culture dishes, flasks, cryogenic vials, roller bottles, mass cell culture products, liquid handling instruments, Pyrex glass beakers, pipettors, serological pipettes, centrifuge tubes and laboratory filtration products. The Display Technologies segment represented 45%, the Telecommunications segment represented 31%, the Environmental Technologies segment represented 11%, the Specialty Materials segment represented approximately 6% and the Life Sciences segment represented 7% of the Company’s sales for 2008.

The linked share’s SEC file number is 01-3247.

Historical Performance of the Common Stock of Corning Incorporated

The following graph sets forth the historical performance of the common stock of Corning Incorporated based on the daily closing price from January 3, 2003 through February 26, 2010. The closing price on February 26, 2010 was $17.63. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

J.M. Smucker Company

According to publicly available information, the J.M. Smucker Company (the “Company”) was established in 1897 and was incorporated in Ohio in 1921. The Company operates principally as a manufacturer and marketer of branded food products on a worldwide basis. The Company has four reportable segments: U.S. retail consumer market, U.S. retail oils and baking market, U.S. retail coffee market, and special markets. The Company’s three units represented nearly 80 percent of the Company’s net sales in fiscal 2009.

The linked share’s SEC file number is 001-05111.

Historical Performance of the Common Stock of J.M. Smucker Company

The following graph sets forth the historical performance of the common stock of J.M. Smucker Company based on the daily closing price from January 3, 2003 through February 26, 2010. The closing price on February 26, 2010 was $59.68. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Umpqua Holdings Corporation

According to publicly available information, Umpqua Holdings Corporation (the “Company”) is headquartered in Portland, Oregon, and engages primarily in the business of commercial and retail banking and the delivery of retail brokerage services. The Company provides a wide range of banking, mortgage banking and other financial services to corporate, institutional, and individual customers. The Company also has a subsidiary which is a registered broker-dealer and investment advisor.

As of December 31, 2009, the Company had a total of 1,857 full-time employees.

The linked share’s SEC file number is 001-34624.

Historical Performance of the Common Stock of Umpqua Holdings Corporation

The following graph sets forth the historical performance of the common stock of Umpqua Holdings Corporation based on the daily closing price from January 3, 2003 through February 26, 2010. The closing price on February 26, 2010 was $12.48. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The Procter & Gamble Company

According to publicly available information, The Procter & Gamble Company (the “Company”) was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, the Company markets its products in more than 180 countries. As of June 30, 2009, the Company was organized into three Global Business Units: Beauty; Health & Well-Being; and Household Care. The Company’s products are sold in over 180 countries around the world primarily through mass merchandisers, grocery stores, membership club stores, drug stores and in “high-frequency stores,” the neighborhood stores which serve many consumers in developing markets.

The linked share’s SEC file number is 333-145938.

Historical Performance of the Common Stock of The Procter & Gamble Company

The following graph sets forth the historical performance of the common stock of The Procter & Gamble Company based on the daily closing price from January 3, 2003 through February 26, 2010. The closing price on February 26, 2010 was $63.28. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SAP AG

According to publicly available information, SAP AG (the Company) was founded in 1972. The Company’s core business is selling licenses for software solutions and related support services. The Company also offers consulting, training and other services for the software solutions. As of December 31, 2008, the Company had more than 82,000 customers in over 120 countries and employed more than 51,500 individuals at locations in more than 50 countries in the Europe, Middle East, Africa, Americas, and Asia Pacific Japan regions. The Company is headquartered in Walldorf, Germany.

The linked share’s SEC file number is 001-14251.

Historical Performance of the Common Stock of SAP AG

The following graph sets forth the historical performance of the American depositary shares of SAP AG based on the daily closing price from January 3, 2003 through February 26, 2010. The closing price on February 26, 2010 was $44.58. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Baidu, Inc.

According to publicly available information, Baidu, Inc. (the “Company”) is the leading Chinese language Internet search provider. The Company primarily provides Chinese language Internet search services to enable users to find relevant information online, including web pages, news, images and multimedia files, through links provided on the Company’s websites. The Company’s Baidu.com website was the largest website in China and the seventh largest website globally, as measured by user traffic during the three-month period ended December 31, 2008, according to Alexa.com. The Company offers a Chinese language search platform, which consists of the Company’s websites and certain online application software, as well as Baidu Union, which is the Company’s network of third-party websites and software applications.

The Company was incorporated in the Cayman Islands in January 2000. Through the Company’s inception it has conducted its operations primarily through Baidu Online, its wholly owned subsidiary in Beijing, China. In addition the Company has conducted part of its operations through Baidu Netcom, a limited liability company in Beijing, China, which holds the licenses and approvals necessary to operated the Company’s websites and provide inline advertising services. The Company’s principal executive officers are located at 12/F, Ideal International Plaza, No. 58 West-North 4th Ring, Beijing 100080, People’s Republic of China.

The linked share’s SEC file number is: 0-51469.

Historical Performance of the Common Stock of Baidu, Inc.

The following graph sets forth the historical performance of the American depositary shares of Baidu, Inc. based on the daily closing price from August 5, 2005 through February 26, 2010. The closing price on February 26, 2010 was $518.68. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

China Mobile Limited

According publicly available information, China Mobile Limited (the “Company”) is a company that provides a full range of mobile telecommunications services in all 31 provinces, autonomous regions and directly-administered municipalities in mainland China as well as in Hong Kong.

As of December 31, 2008, the total number of its subscribers was approximately 457.3 million, representing approximately 72.4% of all mobile subscribers in mainland China. As of May 31, 2009, that number reach approximately 488.1 million.

The linked share’s SEC file number is 333-12222.

Historical Performance of the Common Stock of China Mobile Limited

The following graph sets forth the historical performance of the American depositary shares of China Mobile Limited based on the daily closing price from January 3, 2003 through February 26, 2010. The closing price on February 26, 2010 was $49.43. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

ICICI Bank Limited

According to publicly available information, ICICI Bank Limited (the “Company”) offers products and services in the areas of commercial banking to retail and corporate customers (both domestic and international), treasury and investment banking and other products like insurance and asset management. The Company was formed in 1955 at the initiative of the World Bank, the government of India and Indian industry representatives. The principal objective was to create a development financial institution for providing medium-term and long-term project financing to Indian businesses. Until the late 1980s, the Company primarily focused its activities on project finance, providing long-term funds to a variety of industrial projects. With the liberalization of the financial sector in India in the 1990s, the Company transformed its business from a development financial institution offering only project finance to a diversified financial services provider that, along with its subsidiaries and other group companies, offered a wide variety of products and services. As India’s economy became more market-oriented and integrated with the world economy, the Company capitalized on the new opportunities to provide a wider range of financial products and services to a broader spectrum of clients.

In fiscal 2009, the Company made a net profit of Rs. 35.8 billion (US$ 704 million) compared to a net profit of Rs. 34.0 billion (US$ 668 million) in fiscal 2008. At year-end fiscal 2009, the Company had assets of Rs. 4,286.9 billion (US$ 94.9 billion) and a net worth of Rs. 467.8 billion (US$ 9.2 billion). At year-end fiscal 2009, the Company was the second-largest bank in India and the largest bank in the private sector in terms of total assets.

The linked share’s SEC file number is: 001-15002.

Historical Performance of the Common Stock of ICICI Bank Limited

The following graph sets forth the historical performance of the American depositary shares of ICICI Bank Limited based on the daily closing price from January 3, 2003 through February 26, 2010. The closing price on February 26, 2010 was $38.25. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Infosys Technologies Limited

According to publicly available information, Infosys Technologies Limited (the “Company”) is a company that designs and delivers information technology enabled business solutions for its clients. The Company has organized its sales, marketing and business development teams to focus on specific geographies and industries. As of fiscal year 2009, the Company’s revenues grew from $4,176 million in fiscal 2008 to $4,663 million, representing a growth of 11.7%. As of March 31, 2009, the Company’s total number of employees are 104,900.

The linked share’s SEC file number 000-25383.

Historical Performance of the Common Stock of Infosys Technologies Limited

The following graph sets forth the historical performance of the American depositary shares of Infosys Technologies Limited based on the daily closing price from January 3, 2003 through February 26, 2010. The closing price on February 26, 2010 was $56.90. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Wipro Limited

According to publicly available information, Wipro Limited (the “Company”) was incorporated in 1945 in India. The Company is primarily engaged in the areas of information technology, consumer care, and lighting products. As of March 31, 2009, 94% of the Company’s operating income was generated from information technology services.

The linked share’s SEC file number is 001-16139.

Historical Performance of the Common Stock of Wipro Limited.

The following graph sets forth the historical performance of the American depositary shares of Wipro Limited based on the daily closing price from January 3, 2003 through February 26, 2010. The closing price on February 26, 2010 was $21.62. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

AstraZaneca PLC

According to publicly available information, AstraZaneca PLC (the “Company”) is a company that is focused on the discovery, development, manufacturing and marketing of prescription pharmaceuticals and biological products for such areas of healthcare as cardiovascular, gastrointestinal, infection, neuroscience, oncology and respiratory and inflammation. The Company has an active presence in over 100 countries. As of fiscal 2008, the Company had over 65,000 employees and 26 manufacturing sites in 18 countries.

The linked share’s SEC file number is 001-11960.

Historical Performance of the Common Stock of AstraZaneca PLC

The following graph sets forth the historical performance of the American depositary shares of AstraZaneca PLC based on the daily closing price from January 3, 2003 through February 26, 2010. The closing price on February 26, 2010 was $44.12. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Tata Motors Limited

According to publicly available information, Tata Motors Limited (the “Company”) was incorporated on September 1, 1945 in India. The Company produces a wide range of automotive products including passenger cars, utility vehicles, light commercial vehicles and medium and heavy commercial vehicles. In fiscal 2009, the Company’s total revenue was Rs. 722,806 million.

The linked share’s SEC file number is 001-32294.

Historical Performance of the Common Stock of Tata Motors Limited

The following graph sets forth the historical performance of the American depositary shares of Tata Motors Limited based on the daily closing price from September 27, 2004 through February 26, 2010. The closing price on February 26, 2010 was $16.18. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

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